

Mailstop 3233

September 2, 2016

Via E-mail
Ms. Donna Brandin
Chief Financial Officer
Lightstone Real Estate Income Trust Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ, 08701

>   **Re: Lightstone Real Estate Income Trust Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2015**
>   **Filed March 15, 2016**
>   **File No. 333-200464**
>
>   **Lightstone Real Estate Income Trust Inc.**
>   **Form 10-Q for the quarterly period ended June 30, 2016**
>   **Filed August 15, 2016**
>   **File No. 333-200464**

Dear Ms. Brandin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ended June 30, 2016

3. Stockholders' Equity

Residual Equity Interest, page 8

1.   We note your letter dated May 17, 2016 with regard to your accounting treatment for the subordinated residual interest agreement. We also note that $5.7 million has been funded under the agreement as of June 30, 2016, which is classified as permanent equity on the balance sheet. Please address the following:

a. Please clarify for us the reasons why the subordinated residual interest agreement was structured as a debt agreement rather than an equity agreement, including potential tax consequences and legal rights, including in the event of bankruptcy.

b. Please tell us all situations legally available to the sponsor in which it can require repayment of the loan.

c. Please tell us the circumstances, if any, where the loan would require repayment but the underlying holders of the common shares would not have received their liquidation distributions.

d. Based on the terms of the subordinated residual interest agreement, it appears that the agreement terminates upon certain events (i.e. the termination of the IPO, total aggregate loan proceeds drawn under the agreement equal $36 million or borrower's receipt of proceeds from the IPO of $300 million). Please clarify for us the rationale for including these termination clauses in the agreement, the impact of the termination clauses on the agreement and whether the borrower is required to repay the sponsor once one of these termination conditions are met.

e. We note that the loan agreement allows for the Company to repay the loan at any time without penalty. Please tell us when the Company may exercise its right to repay the loan and the approvals required to exercise its right. For example, please clarify if the sponsor and its related parties can affect the Company's ability to exercise its right to repay the loan.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or the undersigned at (202) 551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities